October 30, 2024
Stephany Yang and Melissa Gilmore
Division of Corporate Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re: Medifast, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 20, 2024
Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Filed August 5, 2024
File No. 001-31573
Dear Stephany Yang and Melissa Gilmore:
This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”) contained in the letter from the Staff dated October 17, 2024 (the “Comment Letter”) in regard to the above-referenced Form 10-K and Form 10-Q filed by Medifast Inc. (the “Company”, “we” or “our”).
The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 23
1.We note that in your presentation of the non-GAAP measures, you have adjustments for OPTAVIA convention cancellation and LifeMD prepaid services amortization. We further note the adjustment for LifeMD collaboration costs in your 2023 Form 10-K. Please remove these adjustments from your non-GAAP financial measures or further explain to us the nature of each of these costs and tell us why you believe they do not represent normal operating expenses. Refer to Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: We have considered the Staff’s comment with respect to the adjustments for OPTAVIA convention cancellation, LifeMD prepaid services, and LifeMD collaboration costs in the context of Question 100.01 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“C&DIs”). Below is a summary of our considerations for each non-GAAP adjustment with respect to the provisions within Question 100.01 of the C&DIs.
OPTAVIA Convention Cancellation
The Company has historically held its annual convention (“OPTAVIA Convention”) attended by OPTAVIA coaches in July of each year and we entered into multi-year contractual hotel commitments to accommodate attendees for the OPTAVIA Convention. The agreements were of varying length and contained monetary cancellation provisions, with the longest term extending through July of 2028. During the quarter ended June 30, 2024, management made the strategic decision that it was in the Company’s best interest to permanently discontinue future OPTAVIA Conventions following the current year event in July 2024. As such, the Company cancelled all of its related hotel commitments for OPTAVIA Conventions for years 2025 through 2028 for an aggregate of approximately $3.0 million.
The Company has no future OPTAVIA Convention related commitments that were not cancelled during the quarter ended June 30, 2024. For the reasons described above, we believe that our non-GAAP adjustments for “OPTAVIA convention cancellation” are in compliance with the rules for non-GAAP financial measures and are meaningful to investors and appropriate because the OPTAVIA convention cancellation fees included in our non-GAAP adjustments are not normal, recurring, cash operating expenses necessary to operate our business.
LifeMD Collaboration Costs and Prepaid Services Amortization
On December 13, 2023, we announced a strategic collaboration agreement with a leading provider of virtual primary care, LifeMD, in furtherance of our exploration of expanding into the medically supported weight loss market. In connection with this collaboration, we committed to invest $10.0 million for enhancements to LifeMD’s platform, operations and supporting infrastructure to bring together customers, coaches, and clinicians, offering personalized care and support. Medifast provided payment for these services under a three-part milestone-based payment arrangement. The milestones initiated in the quarter ended December 31, 2023 and were completed during the quarter ended September 30, 2024. Payment was made at the initiation of the respective milestone, with the first milestone payment described in our Form 10-K dated December 31, 2023 as LifeMD Collaboration Costs and the second and third milestone payments in the Company’s subsequent Form-10-Q filings as LifeMD Prepaid Services Amortization. While the form of the transaction spans multiple reporting periods because of the structure of the collaboration agreement, the substance is a single non-recurring transaction to establish the collaboration between the two companies, and thus not a normal recurring operating expense. The Company described the multiple milestone payments as a single transaction, including footnote 2 to the non-GAAP table for the period ended December 31, 2023 that provided commentary on the remaining expenses under the agreement and timing of recognition of those expenses in 2024.
The Company is a health and wellness company that manufactures healthy living products that are distributed through its OPTAVIA Coach Community. The collaboration with LifeMD provides OPTAVIA customers access to LifeMD’s board-certified affiliated clinicians and medication, such as GLP-1 medications when clinically appropriate. This aggregate collaboration payment is not part of the Company’s core business and it has limited influence over LifeMD’s operational and financial policies. The Company has not engaged in any similar transactions in the previous two years or since the initiation of this transaction and does not anticipate any similar transactions in the next two years. Accordingly, we believe that these expenses are not normal, recurring, cash operating expenses necessary to operate our business and are appropriately reported with respect to C&DIs question 100.01.
2.We note your adjustment for the unrealized loss on investment in LifeMD common stock which appears to represent an individually tailored accounting principle. Please remove this adjustment from your non-GAAP measures, including the non-GAAP measures in your earnings releases. Refer to Question 100.04 of the SEC Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.
Response: We have considered the Staff’s comment with respect to the unrealized gains and losses on investment in LifeMD common stock. Every quarter, when calculating our adjusted results we evaluate the exclusion of any individually significant, unusual or infrequent items, to provide users of our financial statements with adjusted results that best represent our earnings from the ongoing operations of our Company. We acknowledge that recognizing equity investment changes in fair value within net income is a normal part of GAAP subsequent to the adoption of ASU 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities.” However, the investment in LifeMD’s common stock was made as a catalyst to the LifeMD relationship with the intent of providing OPTAVIA customers access to LifeMD’s medical weight loss capabilities. Given the expected volatility in LifeMD’s stock price, we first adjusted for the gain recognized in the quarter ended March 31, 2024, and have consistently continued that treatment for the losses incurred in the subsequent quarters. Due to the variability in LifeMD’s common stock and the lack of correlation between those gains and losses and the operating performance of our business, the Company’s intent with respect to the investment in LifeMD, and its unusual and significant impact on Earnings per Share, we believe this treatment provides meaningful information to investors. Accordingly, the Company does not believe the exclusion of gains and losses in the value of LifeMD’s common stock represents the substitution of individually tailored accounting measurements for those of

GAAP as contemplated by Question 100.04. The Company notes that the adjustments are presented consistently between periods, include both fair value gains and losses, do not result in presenting accelerated revenue or delayed expenses, and are quantitatively measured consistently. The adjustments do not change the pattern of recognition of amounts recorded under GAAP but rather are adjustments aimed at supplementing the Company’s reported GAAP numbers by providing an additional comparison of the Company’s underlying operating results.
Form 10-K for the Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations - 2023 Compared to 2022, page 35
3.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in cost of sales and selling, general, and administrative expenses from fiscal year 2022 to fiscal year 2023 were due to various factors. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your gross profit and income from operations. In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Response: In response to the Staff’s comment, we have reviewed the guidance and in future filings where two or more business reasons contributed to a material change in a financial statement line item between periods, we will quantify the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, we will describe the reasons underlying the intermediate causes of changes in our operating results. For the Staff’s ease of review, we have provided relevant excerpts from the results of operations discussion and analysis which we intend to include in our upcoming 2024 Form 10-Q filing for the quarter ended September 30, 2024 below.
Cost of sales: Cost of sales decreased $24.0 million, or 41.0%, to $34.5 million from $58.5 million for the three months ended September 30, 2024 from the corresponding period in 2023. The decrease in cost of sales for the three months ended September 30, 2024 was primarily driven by decreased volumes. Cost of sales decreased $119.5 million, or 48.5%, to $127.1 million from $246.6 million for the nine months ended September 30, 2024. The decrease in cost of sales for the nine months ended September 30, 2024 was primarily driven by approximately $105.8 million attributable to decreased volumes and $10.6 million in efficiencies in inventory management.
Gross profit: Gross profit decreased $71.7 million, or 40.4%, to $105.7 million from $177.4 million for the three months ended September 30, 2024 from the corresponding period in 2023. The decrease in gross profit for the three months ended September 30, 2024 was due to lower revenue. As a percentage of revenue, gross profit increased 20 basis points to 75.4% for the three months ended September 30, 2024 from 75.2% for the corresponding period in 2023. For the nine months ended September 30, 2024, gross profit decreased $278.1 million, or 43.8%, to $356.4 million from $634.5 million for the nine months ended September 30, 2023. The decrease in gross profit for the nine months ended September 30, 2024 was due to lower revenue. As a percentage of revenue, gross profit increased 170 basis points to 73.7% for the nine months ended September 30, 2024 from 72.0% for the corresponding period in 2023. Gross profit as a percentage of revenue was positively impacted by efficiencies in inventory management.
Selling, general, and administrative (“SG&A”): SG&A expenses were $103.6 million for the three months ended September 30, 2024, a decrease of $48.3 million, or 31.8%, as compared to $151.9 million from the corresponding period in 2023. SG&A expenses decreased for the three months ended September 30, 2024 primarily due to a $38.2 million decrease in OPTAVIA coach compensation on fewer active earning coaches and lower volumes and $5.0 million of reduced costs for coach-related events, including convention. As a percentage of revenue, SG&A expenses were 73.9% for the three months ended September 30, 2024 as compared to 64.4% for the corresponding period in 2023. SG&A expenses as a percentage of revenue increased for the three months ended September 30, 2024 primarily reflecting approximately 590 basis points of costs for our Company-led customer acquisition initiatives and 340 basis points attributable to the loss of leverage on fixed costs due to lower sales volumes. Customer-led customer acquisition initiatives are included within the Advertising Expense caption of Footnote 1 to the Condensed Consolidated Financial Statements. SG&A expenses included research and development costs of $1.1 million and $1.3 million for the three months ended September 30, 2024 and 2023, respectively, in connection with the development of new products and plans, and clinical research activities. SG&A expenses were $354.2 million for the nine months ended September 30, 2024, a decrease of $162.5 million, or 31.5%, as compared to $516.8 million from the corresponding period in 2023. SG&A expenses decreased for the nine months ended September 30, 2024 primarily due to an approximately $161.2 million decrease in OPTAVIA coach compensation on fewer active earning coaches and lower volumes and an $8.2 million decrease in credit card fees, partially offset by $16.4 million of Company-led customer acquisition initiatives and $12.5 million of supply chain optimization costs. As a percentage of revenue, SG&A expenses were 73.3% for the nine months ended September 30, 2024 as compared to 58.7% for the corresponding period in 2023 primarily reflecting approximately 340 basis points of loss of leverage on fixed costs due to lower sales volumes, 340 basis points of costs incurred for our Company-led customer acquisition initiatives, and 260 basis points for supply chain optimization costs. SG&A expenses included research and development costs of $3.3 million and $3.4 million for the nine months ended September 30, 2024, and 2023, respectively, in connection with the development of new products and plans, and clinical research activities.
Liquidity and Capital Resources, page 37
4.We note your disclosure on page 7 that you discontinued your dividend payments effective December 7, 2023, in order to redirect capital to your growth initiatives. Please disclose in future filings how the new growth initiatives, and related commitments, have impacted, and will impact, your liquidity and quantify any material cash requirements and commitments for capital expenditures. Refer to Item 303(b)(1) of Regulation S-K for guidance.
Response: In response to the Staff’s comment, we have reviewed Item 303(b)(1) of Regulation S-K and in future filings we will describe how the new growth initiatives, and related commitments, have impacted, and will impact, liquidity. For the Staff’s ease of review, we have provided the updated explanation which we intend to include in the liquidity and capital resources section of management’s discussion and analysis within our upcoming 2024 Form 10-Q filing for the quarter ended September 30, 2024 (“Q3 10-Q”) below.
The Company is currently investing in new growth initiatives which have the potential to impact liquidity in future periods. The Company’s current growth initiatives, which are primarily comprised of Company-led customer acquisition, new product development and the Company’s Medically Support Weight Loss collaboration with LifeMD, do not require any material contractual commitments or capital expenditures in future periods. Since the future costs of these endeavors are variable in nature and will be scaled at the discretion of management, we do not believe there is any significant impact on our liquidity or capital resources.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (443) 379-5604 or Jon.Mackenzie@Medifastinc.com.

Very truly yours,
/s/ Jonathan B. Mackenzie
Vice President of Finance and Chief Accounting Officer
cc: Bryan Brown, Esq., Jones Day